Darren K. DeStefano (703) 456-8034 ddestefano@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

September 20, 2011

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Attn:	Mr. Jim Rosenberg, Senior Assistant Chief Accountant
Mr. Gus Rodriguez, Accounting Branch Chief
Ms. Kei Nakada, Staff Accountant

RE:	Micromet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 4, 2011 and amended April 15, 2011
File No. 000-50440

Ladies and Gentlemen:

On behalf of Micromet, Inc. (the “Company”), we are responding to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 26, 2011 with respect to the above-referenced filing (the “Comment”).  Set forth below is the Company’s response to the Comment.  Page references in the text of this response letter correspond to the page numbers of the referenced filing with the Commission.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations

Contractual Obligations, page 16

1.	Please revise your proposed disclosure to comment one to describe the types of events that would trigger the milestone payments.

Response to Comment 1:

In response to the Staff’s comment and based on conversations held subsequently with members of the Staff, the Company proposes to expand the paragraph that the Company proposed, in its August 8, 2011 letter to the Staff, to add in future filings below the “Contractual Obligations” table on page 16, by adding the bolded and underlined text below:

“Under agreements currently in force, if all milestones were to be achieved for all of our product candidates in active development programs, we would be required to make milestone payments of approximately $67.0 million. Of these milestone payments, an aggregate of approximately $27.2 million would be payable on events prior to the receipt of marketing approval for the particular product candidates, an aggregate of approximately $30.7 million would be payable upon the receipt of marketing approval for the various product candidates, and an aggregate of approximately $9.0 million would be payable on events following the receipt of marketing approval for particular product candidates.  However, due to the uncertainty as to whether and when any of these milestone and royalty payments may be made, they are not included in the table above.”

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ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

Please fax any additional comment letters concerning the above-referenced filing to (703) 456-8100 and direct any questions or comments concerning the above-referenced filings or this response letter to either the undersigned at (703) 456-8034 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	Barclay A. Phillips, Micromet, Inc.
Matthias Alder, Micromet, Inc.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM